NEWS
RELEASE
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES TO TERMINATE JOINT VENTURE OPTION AT GOLDEN WONDER MINE

MONTREAL, Quebec, Canada, and LAKE CITY, CO, October 23, 2008 - Richmont Mines Inc. (NYSE Alternext US-TSX: RIC) a gold exploration, development and production company with operations in North America, today announced that it has completed diamond drilling activities from drill station # 5 at the past-producing Golden Wonder Mine near Lake City, Colorado. A total of 16 holes were completed by Richmont Mines in 2008 for a total of 2,037 metres of drilling. Most of the drilling was targeted at confirming the depth extension of the previously mined-out area which was Richmont’s main exploration target. Only limited exploration was conducted in other areas of the mine. Drilling results are presented in Appendix I below and a longitudinal plan of the drilling is presented as Appendix II.

Results obtained to date have failed to confirm the continuity of an economically viable ore zone below current infrastructures at the sixth level. In light of these results, Richmont Mines has informed LKA International, Inc. that it has completed its "Initial Commitment Period" and that it will not exercise its option to the "Second Commitment Period" by notifying LKA of the termination of its option to proceed with the Joint Venture Agreement. Demobilization of the drilling crew is in progress.

Martin Rivard, President and CEO of Richmont Mines, commented "Unexpectedly failing to confirm the continuity of the zone below the sixth level has changed our approach to this project and we have decided to terminate our option at the Golden Wonder Mine. We will continue our focus on advancing our exploration at the Beaufor Mine, improving production at the Island Gold Mine and continuing exploration on our pipeline of projects. Importantly, we constantly search for other opportunities to grow our reserves and production profile."

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines produces gold from its operations in Canada and is focused on building its reserves in North America. The Company has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines routinely posts news and other important information on its website at: www.richmont-mines.com.

RICHMONT MINES TO TERMINATE JOINT VENTURE OPTION AT GOLDEN WONDER MINE
October 23, 2008

National Instrument 43-101 (NI 43-101)
The exploration programs were conducted by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Daniel Adam, Geo., PhD, an employee of Richmont Mines Inc. The analyses were conducted at the ALS Chemex laboratory in Elko, Nevada, by means of fire assay fusion on 50 grams of material with atomic absorption (AA) and gravimetric finish. Mr. Daniel Adam has reviewed the content of this news release.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

NYSE Alternext US: In September 2008, the NYSE Euronext (owner of the NYSE) acquired the American Stock Exchange (AMEX). Upon closing of the acquisition, RIC shares traded in the U.S., which previously traded on the AMEX, are now traded on the NYSE Alternext Exchange.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – NYSE Alternext US
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com

RICHMONT MINES TO TERMINATE JOINT VENTURE OPTION AT GOLDEN WONDER MINE
October 23, 2008

APPENDIX I

GOLDEN WONDER EXPLORATION DRILLING RESULTS
Drill	Hole #	Section	Elevation	From	To	Core	Grade	Comment
station			(m)	(m)	(m)	length	Au (g/t)
1	1B	260	963	--	--	--	Nil	No significant value
1	2	250	954	--	--	--	Nil	No significant value
4	3	150	940	--	--	--	Nil	No significant value
5	4	85	950	76.9	77.0	0.1	8.98	With 1595 g/t Ag
5	5	85	920	103.74	103.85	0.11	1.19	With 227g/t Ag
5	6	105	968	62.54	63.10	0.56	4.11
5	7	105	960				P	Assay pending
5	8	100	960	65.2	65.6	0.4	4.86
5	9	100	944				P	Assay pending
5	10	100	919	--	--	--	Nil	No significant value
5	11	80	957	--	--	--	Nil	No significant value
5	12	60	963	69.2	69.6	0.4	1.53
5	13	115	950	77.40	77.45	0.05	P	Assay pending
5	14	115	930	--	--	--	P	Assay pending
5	15	--	--	--	--	--	--	Cancelled
5	16	65	985	52.8	52.9	0.1	P	Assay pending
5	17	130	1037	64.0	64.3	0.3	P	Assay pending

RICHMONT MINES TO TERMINATE JOINT VENTURE OPTION AT GOLDEN WONDER MINE
October 23, 2008

APPENDIX II

GOLDEN WONDER
DRILLING BAY 5

LONGITUDINAL SECTION
LOOKING SOUTH 120°